DAIMLER TRUCKS RETAIL TRUST 2023-1
Investor Report

Collection Period Ended   30-Nov-2024

Amounts in USD

Dates

Collection Period No.	15	
Collection Period (from... to)	1-Nov-2024	30-Nov-2024
Determination Date	12-Dec-2024	
Record Date	13-Dec-2024	
Distribution Date	16-Dec-2024	
Interest Period of the Class A-1 Notes (from... to)	15-Nov-2024	16-Dec-2024	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Nov-2024	15-Dec-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,360,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	270,000,000.00	56,826,042.01	36,419,042.85	20,406,999.16	75.581478	0.134885
Class A-3 Notes	270,000,000.00	270,000,000.00	270,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	60,000,000.00	60,000,000.00	60,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**757,360,000.00**	**386,826,042.01**	**366,419,042.85**	**20,406,999.16**		

Overcollateralization	72,621,115.25	71,296,411.68	72,092,305.68	
Adjusted Pool Balance	829,981,115.25	458,122,453.69	438,511,348.53	
Yield Supplement Overcollateralization Amount	31,950,769.53	13,860,676.96	12,986,004.72	
Pool Balance	**861,931,884.78**	**471,983,130.65**	**451,497,353.25**	

	Amount	Percentage
Initial Overcollateralization Amount	72,621,115.25	8.75%
Target Overcollateralization Amount	72,623,347.58	8.75%
Current Overcollateralization Amount	72,092,305.68	8.69%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	6.030000%	285,550.86	1.057596	20,692,550.02	76.639074
Class A-3 Notes	5.900000%	1,327,500.00	4.916667	1,327,500.00	4.916667
Class A-4 Notes	5.930000%	296,500.00	4.941667	296,500.00	4.941667
Total		**1,909,550.86**		**22,316,550.02**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	18,783,283.05	(1) Total Servicing Fee	0.00
Interest Collections	2,433,531.83	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	225,165.38	(2) Total Trustee Fees and amounts owed to Asset Representation	0.00
Recoveries	790,011.59	Reviewer (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount	1,909,550.86
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	84,558.17	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**22,316,550.02**	(6) Regular Principal Distributable Amount	20,406,999.16
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**22,316,550.02**	(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
		(9) Excess Collections to Certificateholders	0.00
		Total Distribution	**22,316,550.02**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	0.00	0.00	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,909,550.86	1,909,550.86	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	285,550.86	285,550.86	0.00
thereof on Class A-3 Notes	1,327,500.00	1,327,500.00	0.00
thereof on Class A-4 Notes	296,500.00	296,500.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	1,909,550.86	1,909,550.86	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	20,406,999.16	20,406,999.16	0.00
Aggregate Principal Distributable Amount	20,406,999.16	20,406,999.16	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,074,952.79
Reserve Fund Amount - Beginning Balance	2,074,952.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	7,243.51
minus Net Investment Earnings	7,243.51
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,074,952.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	7,243.51
Net Investment Earnings on the Collection Account	77,314.66
Investment Earnings for the Collection Period	84,558.17

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	861,931,884.78	5,077
Pool Balance beginning of Collection Period	471,983,130.65	3,179
Principal Collections	15,797,444.64	
Principal Collections attributable to Full Pay-offs	2,985,838.41	
Principal Purchase Amounts	0.00	
Principal Gross Losses	1,702,494.35	
Pool Balance end of Collection Period	451,497,353.25	3,075
Pool Factor	52.38%	

	As of Cutoff Date	Current
Weighted Average APR	6.32%	6.48%
Weighted Average Number of Remaining Payments	40.79	31.07
Weighted Average Seasoning (months)	16.18	28.55

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	427,669,493.77	2,949	94.72%
31-60 Days Delinquent	6,211,489.26	67	1.38%
61-90 Days Delinquent	12,986,502.52	46	2.88%
91-120 Days Delinquent	4,629,867.70	13	1.03%
Total	451,497,353.25	3,075	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	3.90%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	1,702,494.35	14	26,840,790.35	271
Principal Net Liquidation Proceeds	224,998.49		3,450,852.32	
Principal Recoveries	721,800.23		4,522,273.07	
Principal Net Loss / (Gain)	755,695.63		18,867,664.96	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	1.964%
Prior Collection Period	5.930%
Second Prior Collection Period	5.198%
Third Prior Collection Period	2.812%
Four Month Average	3.976%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	**2.189%**
Average Net Credit Loss/(Gain)	69,622.38

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.12%	0.07%	0.68%	0.04%	- %	7.02%
2	0.17%	0.11%	0.40%	0.07%	0.03%	6.78%
3	0.28%	0.19%	1.15%	0.09%	0.03%	6.84%
4	0.43%	0.27%	0.82%	0.32%	0.03%	5.82%
5	0.59%	0.39%	0.95%	0.46%	0.15%	6.31%
6	0.78%	0.50%	2.21%	0.29%	0.27%	6.09%
7	1.05%	0.72%	3.15%	1.27%	0.12%	5.83%
8	1.28%	0.91%	1.84%	2.03%	1.00%	5.88%
9	2.04%	1.60%	1.17%	0.94%	1.73%	7.14%
10	1.76%	1.24%	1.73%	0.89%	0.46%	8.17%
11	2.02%	1.42%	1.82%	1.08%	0.31%	8.46%
12	2.25%	1.57%	1.54%	0.96%	0.59%	8.65%
13	2.54%	1.82%	2.16%	1.03%	0.65%	8.63%
14	2.92%	2.10%	3.37%	1.32%	0.46%	9.23%
15	3.11%	2.19%	1.38%	2.88%	1.03%	8.95%